SUPPLEMENT TO
                         INVESTMENT MANAGEMENT AGREEMENT

                      Pilgrim America Masters Series, Inc.
                       40 North Central Avenue, Suite 1200
                             Phoenix, Arizona 85004

                                 August 7, 1998



Pilgrim America Investments, Inc.
40 North Central Avenue
Phoenix, Arizona 85004

         Re:      Strategic Income Fund

Dear Sirs:

     This will confirm the agreement between the undersigned (the "Company") and Pilgrim America Investments, Inc. (the "Investment Manager") as follows:

1. This Company is an open-end investment company organized as a Maryland corporation, and consisting of such investment portfolios as have been or may be established by the Directors of the Company from time to time. A separate series of shares of common stock of the Company is offered to investors with respect to each investment portfolio. The Strategic Income Fund (the "Fund") is a separate investment portfolio of the Company.

2. The Company and the Investment Manager have entered into an Investment Management Agreement ("Agreement") dated June 8, 1995 pursuant to which the Company has employed the Investment Manager to provide investment management and other services specified in the Agreement, and the Investment Manager has accepted such employment.

3. As provided in paragraph 1 of the Agreement, the Company hereby appoints the Investment Manager to serve as Investment Manager with respect to the Fund, and the Investment Manager accepts such appointment, the terms and conditions of such employment to be governed by the Agreement, which is hereby incorporated herein by reference.

4. As provided in paragraph 9 of the Agreement and subject to further conditions as set forth therein, the Company shall with respect to the Fund pay the Investment Manager a monthly fee on the tenth day of each month, based upon the average daily net assets of the Fund during the preceding month as follows: a fee at an annual rate of 0.60%.

5. This Supplement and the Agreement shall become effective with respect to the Fund on August 14, 1998 and shall continue in effect with respect to the Fund after April 1, 1999 only so long as the continuance is specifically approved at least annually (a) by the vote of a majority of the outstanding voting securities (as defined in the 1940 Act) of the Fund or by the Company's Board of Directors and (b) by the vote, cast in person at a meeting called for the purpose, of a majority of the Company's Directors who are not parties to the Agreement or "interested persons" (as defined in the 1940 Act) of any such party. The Agreement may be terminated with respect to the Fund at any time, without the payment of any penalty, by a vote of a majority of the outstanding voting securities (as defined in the 1940 Act) of the Fund or by a vote of a majority of the Company's entire Board of Directors on 60 days' written notice to the Investment Manager or by the Investment Manager on 60 days' written notice to the Company. The Agreement shall terminate automatically in the event of its assignment (as defined in the 1940 Act).

     If the foregoing correctly sets forth the agreement between the Company and the Investment Manager, please so indicate by signing and returning to the Company the enclosed copy hereof

                                       Very truly yours,

                                       PILGRIM AMERICA MASTERS SERIES, INC.


                                       By:
                                          ---------------------------------
                                          Title:

ACCEPTED:

PILGRIM AMERICA INVESTMENTS, INC.


By:---------------------------------
   Title: